Via Facsimile and U.S. Mail
Mail Stop 6010

April 2, 2008

Mr. Michael R. Garone
Chief Financial Officer
Emisphere Technologies, Inc.
765 Old Saw Mill River Road
Tarrytown, New York 10591

Re: **Emisphere Technologies, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 1-10615

Dear Mr. Garone:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Branch Chief